                                                                      EXHIBIT 99

1999 DELMARVA POWER & LIGHT  PRO FORMA FINANCIAL
STATEMENTS - GENERATION ASSET SALE AND TRANSFER

BACKGROUND

In 1999, the electric utility business of Delmarva Power & Light Company (DPL) was restructured pursuant to legislation enacted in Delaware and Maryland and orders issued by the Delaware Public Service Commission (DPSC), and Maryland Public Service Commission (MPSC). The restructuring of DPL's electric utility business is discussed in Notes 1, 6, 8, and 13 to the Consolidated Financial Statements, included in Item 8 of Part II, and "Electric Utility Industry Restructuring," within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), included in Item 7 of Part II.

In connection with electric utility industry restructuring and Conectiv's "mid-merit" strategy, as discussed under "Deregulated Generation and Power Plant Divestiture" in the MD&A, Conectiv is realigning the mix of electric generating plants owned by its subsidiaries. DPL has entered into agreements to sell its nuclear and non-strategic baseload fossil electric generating plants (1,412 megawatts of capacity) for approximately $631 million, before certain adjustments and selling expenses, as discussed in Note 11 to the Consolidated Financial Statements included in Item 8 of Part II. The generating units to be sold had a net book value of approximately $317.5 million as of December 31, 1999. Upon completion of the sale of the nuclear units, DPL will transfer its nuclear decommissioning funds to the purchasers who will assume full responsibility for decommissioning such units.

As part of Conectiv's merchant strategy, DPL will transfer, at a net book value of approximately $325 million, its strategic generation plants to an affiliated generation subsidiary of Conectiv.

The sales of nuclear and non-strategic generation plants and the transfers of strategic generation plants are expected to occur by the third quarter of 2000 and are subject to various state and federal regulatory approvals. There can be no assurance as to whether and when these approvals are received.


DESCRIPTION OF PRO FORMA FINANCIAL INFORMATION

The following consolidated financial statements for Delmarva Power & Light are filed with this Exhibit:

 .  Unaudited Pro Forma Balance Sheet at December 31, 1999, and
 .  Unaudited Pro Forma Income Statement for the Year Ended December 31, 1999.



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The following major assumptions were made in preparing these pro forma financial statements:

 . The sales of nuclear and non-strategic baseload fossil electric generation plants by DPL, and the transfer of the remaining strategic mid-merit electric generation facilities from DPL into an affiliated generation subsidiary of Conectiv were all assumed to occur as of December 31, 1999 for the purposes of the pro forma balance sheet.

 . The sales and transfer described above were assumed to occur as of January 1, 1999 for the purposes of the pro forma income statement. As a result, all expenses related to generation assets were eliminated.

 . DPL's rate related revenues were adjusted to assume no generation rate base as of January 1, 1999 which was offset by an assumption that DPL would purchase 100% of its energy and capacity requirements from the Pennsylvania-New Jersey-Maryland Interconnection Association ("PJM"). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on semi-annual weighted average PJM capacity rates.

 . The only use of proceeds from the sale of nuclear and non-strategic baseload fossil electric generation plants was assumed to be a required minimum reduction of long-term debt as of January 1, 1999. No other assumptions as to the reinvestment of proceeds or additional debt reductions were made.

 . The transfer of the decommissioning trusts as a result of the sale of the nuclear generation units was assumed to occur on a non-taxable basis.

 . The net pro forma gain from the sale of DPL's generation units was credited to retained earnings.

 . The transfer of strategic generation assets from DPL to an affiliated generation subsidiary was assumed to occur at book value, on a non-taxable basis.

 . An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the pro forma income statement.

These pro forma financial statements have been prepared for comparative purposes only and do not purport to be indicative of operations or financial condition which would have actually resulted if the sale and transfer of generation assets or other related transactions occurred on the dates of the periods presented, or which may result in the future. Further, these pro forma financial statements have been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.


DESCRIPTION OF PRO FORMA ADJUSTMENTS

The Unaudited Pro Forma Income Statement and Balance Sheet filed with this Exhibit reflect the following adjustments:

Income Statement Adjustments:

1. A decrease to "Electric revenues" due to the sale and transfer of all generation assets from DPL and the removal of those assets from rate base.

2. Increases in "Electric fuel and purchased power" and "Purchased electric capacity" as a result of DPL's purchasing all energy and capacity requirements to meet its retail load from PJM.

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3.  Decreases in other operating expenses as a result of the sale of nuclear and non-strategic baseload fossil electric generation plants and the transfer of remaining mid-merit generation plants to an affiliated subsidiary by DPL.

4. A decrease in "Interest charges" as a result of a required minimum reduction of long-term debt after the sale of nuclear and non-strategic baseload fossil electric generating plants by DPL.


Balance Sheet Adjustments:

1. A net increase to "Cash and cash equivalents" as a result of net proceeds from the sale of nuclear and non-strategic baseload fossil electric generation units, less retirement of certain debt issues, less other miscellaneous cash equivalents such as cash advances no longer held as a result of selling such plants.

2. A decrease to "Fuel" and "Materials and supplies" inventories as a result of the sale and transfer of generation assets.

3. A decrease to "Other prepayments" as a result of the sale of generation assets.

4. A decrease to "Funds held by trustee" as a result of the transfer of nuclear decommissioning trust funds to the buyers of the nuclear generating assets.

5. Decreases to "Property, plant and equipment", "Accumulated Depreciation" and "Construction work-in-progress" as a result of the sale and transfer of generation assets.

6. Decreases to "Leased nuclear fuel, at amortized cost", "Current capital lease obligation", and "Long-term capital lease obligation" as a result of the sale of the nuclear fuel to the buyers of the nuclear generating assets and the corresponding liquidation of the related capital lease obligation.

7. Decreases to "Other deferred charges" and "Other deferred credits and Other Liabilities" as a result of the sale of generation assets.

8. Changes to "Taxes Accrued", "Deferred income taxes, net" and "Deferred Investment tax credits" as a result of the sale and transfer of generation assets.

9. Decrease to "Additional paid-in-capital" as a result of the transfer of strategic generation assets to an affiliated company.

10. Net increase to "Retained Earnings" as a result of an expected net gain from the sale of certain generation assets.

11. Decrease to "Long-term debt" due to mandatory retirement of certain debt issues as a result of the sale of generation assets.



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                         DELMARVA POWER & LIGHT COMPANY
              UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1999


                                                        -----------------------------------------
                                                         Reported      Adjustments      Pro Forma
                                                        -----------------------------------------
                                                                    (Dollars in Thousands)
OPERATING REVENUES
  Electric                                              $ 1,391,429    $    (4,045) (1)   $ 1,387,384
  Gas                                                       810,573                           810,573
  Other services                                             33,521                            33,521
                                                        -----------    -----------        -----------
                                                          2,235,523         (4,045)         2,231,478
                                                        -----------    -----------        -----------
OPERATING EXPENSES
  Electric fuel and purchased power                         645,594        206,053  (2)       851,647
  Gas purchased                                             754,990                           754,990
  Other services' cost of sales                              24,805           (100) (3)        24,705
  Purchased electric capacity                                42,815         82,738  (2)       125,553
  Special charges                                            10,504                            10,504
  Operation and maintenance                                 271,693       (106,557) (3)       165,136
  Depreciation and amortization                             128,927        (60,420) (3)        68,507
  Taxes other than income taxes                              41,934        (11,576) (3)        30,358
                                                        -----------    -----------        -----------
                                                          1,921,262        110,138          2,031,400
                                                        -----------    -----------        -----------
OPERATING INCOME                                            314,261       (114,183)           200,078
                                                        -----------    -----------        -----------
OTHER INCOME
  Allowance for equity funds used during construction         1,677                             1,677
  Other income                                                4,441                             4,441
                                                        -----------    -----------        -----------
                                                              6,118           --                6,118
                                                        -----------    -----------        -----------
INTEREST EXPENSE
  Interest charges                                           78,754        (24,520) (4)        54,234
  Allowance for borrowed funds used during
    construction and capitalized interest                    (1,562)                           (1,562)
                                                        -----------    -----------        -----------
                                                             77,192        (24,520)            52,672
                                                        -----------    -----------        -----------
PREFERRED STOCK DIVIDEND REQUIREMENTS
  OF A SUBSIDIARY                                             5,687                             5,687
                                                        -----------    -----------        -----------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM                                        237,500        (89,663)           147,837
                                                        -----------    -----------        -----------
INCOME TAXES, EXCLUDING INCOME TAXES
  APPLICABLE TO EXTRAORDINARY ITEM                           95,321        (35,865)            59,456
                                                        -----------    -----------        -----------
INCOME BEFORE EXTRAORDINARY ITEM                        $   142,179    $   (53,798)       $    88,381
                                                        ===========    ===========        ===========




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                        DELMARVA POWER & LIGHT COMPANY
                UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                               DECEMBER 31, 1999


                                                    -------------------------------------------
                                                      Reported     Adjustments       Pro Forma
                                                    -------------------------------------------
                                                              (Dollars in Thousands)
                        ASSETS

Current Assets
   Cash and cash equivalents                        $       648    $   278,096  (1) $   278,744
   Accounts receivable, net of allowances of
     $6,479 and $648, respectively                      308,690                         308,690
   Intercompany loan receivable                          13,473                          13,473
   Inventories, at average costs
     Fuel (coal, oil and gas )                           45,686        (36,881) (2)       8,805
     Materials and supplies                              31,855        (12,028) (2)      19,827
   Prepayments                                           14,152           (316) (3)      13,836
   Deferred energy supply costs                           8,612                           8,612
   Deferred income taxes, net                            18,935                          18,935
                                                    -----------    -----------      -----------
                                                        442,051        228,871          670,922
                                                    -----------    -----------      -----------

Investments
     Funds held by trustee                               67,896        (50,559) (4)      17,337
     Other investments                                    1,615                           1,615
                                                    -----------    -----------      -----------
                                                         69,511        (50,559)          18,952
                                                    -----------    -----------      -----------
Property, Plant and Equipment
     Electric generation                              1,314,657     (1,314,657) (5)        --
     Electric transmission and distribution           1,398,574        (11,392) (5)   1,387,182
     Gas transmission and distribution                  265,708                         265,708
     Other electric and gas facilities                  202,953           (232) (5)     202,721
     Other property, plant and equipment                  5,469                           5,469
                                                    -----------    -----------      -----------
                                                      3,187,361     (1,326,281)       1,861,080
     Less: Accumulated depreciation                   1,434,597       (736,995) (5)     697,602
                                                    -----------    -----------      -----------
     Net plant in service                             1,752,764       (589,286)       1,163,478
     Construction work-in-progress                       64,747         (9,484) (5)      55,263
     Leased nuclear fuel, at amortized cost              25,592        (25,592) (6)        --
     Goodwill, net                                       69,850              0           69,850
                                                    -----------    -----------      -----------
                                                      1,912,953       (624,362)       1,288,591
                                                    -----------    -----------      -----------
Deferred Charges and Other Assets
     Recoverable stranded costs                          41,775           --             41,775
     Deferred recoverable income taxes                   71,986           --             71,986
     Prepaid employee benefits costs                    129,962           --            129,962
     Unamortized debt expense                            11,106           --             11,106
     Deferred debt refinancing costs                      7,538           --              7,538
     Other                                               17,903         (2,734) (7)      15,169
                                                    -----------    -----------      -----------
                                                        280,270         (2,734)         277,536
                                                    -----------    -----------      -----------
Total Assets                                        $ 2,704,785    $  (448,784)     $ 2,256,001
                                                    ===========    ===========      ===========

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

                         DELMARVA POWER & LIGHT COMPANY
                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                                DECEMBER 31, 1999


                                                                  ---------------------------------------------
                                                                    Reported      Adjustments        Pro Forma
                                                                  ---------------------------------------------
                                                                               (Dollars in Thousands)

                        CAPITALIZATION AND LIABILITIES
Current Liabilities
   Long-term debt due within one year                             $     1,545                       $     1,545
   Variable rate demand bonds                                         104,830                           104,830
   Accounts payable                                                   207,073                           207,073
   Taxes accrued                                                       31,621        131,216   (8)      162,837
   Interest accrued                                                    20,160                            20,160
   Dividends payable                                                    7,027                             7,027
   Current capital lease obligation                                    12,495        (12,400)  (6)           95
   Above-market purchased energy contracts                                                                    0
     and other electric restructuring liabilities                      33,109                            33,109
   Other                                                               26,226                            26,226
                                                                  -----------    -----------        -----------
                                                                      444,086        118,816            562,902
                                                                  -----------    -----------        -----------
Deferred Credits and Other Liabilities
   Deferred income taxes, net                                         341,748        (73,555)  (8)      268,193
   Deferred investment tax credits                                     34,823        (16,920)  (8)       17,903
   Long term capital lease obligation                                  14,175        (13,192)  (7)          983
   Above-market purchased energy contracts
     and other electric restructuring liabilities                     102,781         (7,183)  (7)       95,598
   Other                                                               14,079           (526)  (7)       13,553
                                                                  -----------    -----------        -----------
                                                                      507,606       (111,376)           396,230
                                                                  -----------    -----------        -----------
Capitalization
   Common stock, $2.25 par value;  1,000,000 shares authorized;
     1,000 shares outstanding                                               2                                 2
   Additional paid-in-capital                                         528,893       (299,542)  (9)      229,351
   Retained earnings                                                  147,288        170,336   (10)     317,624
                                                                  -----------    -----------        -----------
      Total common stockholder's equity                               676,183       (129,206)           546,977
   Preferred stock not subject to mandatory redemption                 89,703                            89,703
   Preferred securities of subsidiary trust subject to
     mandatory redemption                                              70,000                            70,000
   Long-term debt                                                     917,207       (327,018)  (11)     590,189
                                                                  -----------    -----------        -----------
                                                                    1,753,093       (456,224)         1,296,869
                                                                  -----------    -----------        -----------
Total Capitalization and Liabilities                              $ 2,704,785    $  (448,784)       $ 2,256,001
                                                                  ===========    ===========        ===========

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